November 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549

Re:	Navajo Transitional Energy Company, LLC.
Application for Qualification of Indenture on Form T-3 Registration (File No.: 022-29082)

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 filed by Navajo Transitional Energy Company, LLC (the “Issuer”) on October 25, 2019 (File No.: 022-29082) (the “Form T-3”).

The Issuer respectfully requests that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, enter an appropriate order accelerating the effective date of the Form T-3 to 10:00 a.m. Eastern Time, on Wednesday, November 27, 2019, or as soon as possible thereafter.

In connection with the Form T-3 and the above acceleration request, the Issuer acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shane L. Hanna of Parsons Behle & Latimer, counsel to the Company, at (801) 536-6947, as soon as the Form T-3 has been declared effective or if you have any other questions or concerns regarding this matter.

Sincerely,

NAVAJO TRANSITIONAL ENERGY COMPANY, LLC

Clark Moseley
Chief Executive Officer